UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

22nd Century Group, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

90137F301
(CUSIP Number)

August 27, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90137F301

(1)	Names of reporting persons Joseph Reda

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power 600,000

(6) Shared voting power 500,000

(7) Sole dispositive power 600,000

(8) Shared dispositive power 500,000

(9)	Aggregate amount beneficially owned by each reporting person 1,100,000

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(10)	Percent of class represented by amount in Row (9) 8.3% (1)

(12)	Type of reporting person (see instructions) IN

(1)	Based on 13,332,518 shares of Common Stock of the Issuer outstanding after the closing of the Regulation A Offering of shares of Common Stock of the Issuer, as verified with the Issuer on September 3, 2024.

CUSIP No. 90137F301

(1)	Names of reporting persons SEG Opportunity Fund, LLC

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Citizenship or place of organization New York

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power 0

(6) Shared voting power 500,000

(7) Sole dispositive power 0

(8) Shared dispositive power 500,000

(9)	Aggregate amount beneficially owned by each reporting person 500,000

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(10)	Percent of class represented by amount in Row (9) 3.7% (1)

(12)	Type of reporting person (see instructions) OO

(1)	Based on 13,332,518 shares of common stock of the Issuer outstanding after the closing of the Regulation A Offering of shares of Common Stock of the Issuer, as verified with the Issuer on September 3, 2024.

ITEM 1(A) NAME OF ISSUER: 22nd Century Group, Inc. (the “Issuer”)

ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

321 Farmington Road

Mocksville, North Carolina 27028

ITEM 2 (A) NAME OF PERSON FILING:

This statement is jointly filed by and on behalf of each of Joseph Reda and SEG Opportunity Fund, LLC, a New York limited liability company (“SEG”, and together with Mr. Reda, “Reporting Persons”). Mr. Reda is the manager of, and may be deemed to beneficially own securities beneficially owned by, SEG. Mr. Reda and SEG are the record and direct beneficial owners of the shares of Common Stock of the Issuer covered by this statement.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

ITEM 2 (B) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is 1 Wolfs Lane Suite 316 Pelham, NY 10803

ITEM 2 (C) CITIZENSHIP:

Joseph Reda is a citizen of the United States. SEG is a New York limited liability company.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES: Common Stock, $0.00001 par value per share (“Common Stock”)

ITEM 2 (E) CUSIP NO.: 90137F301

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4. OWNERSHIP

(a)	Amount beneficially owned: See Item 9 on the cover pages(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote See Item 5 on the cover pages hereto.

(ii)	Shared power to vote or to direct the vote See Item 6 on the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of See Item 7 on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of See Item 8 on the cover pages hereto.

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10. CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2024

JOSEPH REDA

/s/ Joseph Reda

SEG OPPORTUNITY FUND, LLC

By:	/s/ Joseph Reda
Name:	Joseph Reda
Title:	Manager

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).